UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                Biogentech Corp.

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                                (Name of Issuer)
                                  Common Stock

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                         (Title of Class of Securities)

                                   09063N 10 4
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                                 (CUSIP Number)
         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   09063N 10 4
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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).

                           Gene Pharmaceuticals, LLC  (EIN: 88-0376017)
                           -----------------------------------------------------

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                 2.        Check the Appropriate Box if a Member of a Group
                          (See Instructions)
                          (a)
                           -----------------------------------------------------
                          (b)
                           -----------------------------------------------------

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                 3.        SEC Use Only
                                      ------------------------------------------

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                 4.        Source of Funds (See Instructions) OO
                                                              ------------------

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                 5.        Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)
                                                        ------------------------

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                 6.        Citizenship or Place of Organization   Nevada
                                                                ----------------

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Number of        7.        Sole Voting Power     2,000,000
                                             -----------------------------------
Shares                     -----------------------------------------------------

Beneficially     8.        Shared Voting Power
                                              ----------------------------------
Owned by                   -----------------------------------------------------

Each             9.        Sole Dispositive Power   2,000,000
                                                 -------------------------------
Reporting                  -----------------------------------------------------

Person           10.       Shared Dispositive Power
                                                  ------------------------------
With                       -----------------------------------------------------

                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
                                   ---------------------------------------------

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                 12.       Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions)
                                                           ---------------------

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                 13.       Percent of Class Represented by Amount in Row (11)
                           10.0%
                           -----------------------------------------------------

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                 14.       Type of Reporting Person (See Instructions)
                           CO
                           -----------------------------------------------------

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


ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Biogentech Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                               Gene Pharmaceuticals, LLC

(b) Business Address:                   2445 McCabe Way, Suite 150,
                                        Irvine, CA  92614

(c) Present Principal Occupation:       Pharmaceutical research and development.

(d) Disclosure of Criminal Proceedings: none

(e) Disclosure of Civil Proceedings:    none

(f) Citizenship:                        Nevada



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Gene Pharmaceuticals, LLC acquired 2,000,000 shares of the Issuer's shares in exchange for its shares of Biogentech Inc. a privately held Nevada corporation that is the Issuer's wholly owned subsidiary on October 8, 2003 pursuant to a share exchange agreement.

ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

Gene Pharmaceuticals, LLC acquired 2,000,000 shares in exchange for its shares of Biogentec Inc., pursuant to the share exchange agreement dated March 31, 2003 by which the Issuer acquired Biogentec Inc. as a wholly owned subsidiary.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Gene Pharmaceuticals, LLC beneficially owns a total of 2,000,000 shares of the Issuer's common stock as follows:

(a) Gene Pharmaceuticals, LLC owns 2,000,000 shares of the Issuer's common stock, which comprises 10.0% of the Issuer's total issued and outstanding shares.

(b) Gene Pharmaceuticals, LLC has sole voting and dispostive power as to the 2,000,000 shares it owns.

(c)    None.

(d)    Not Applicable.

(e)    Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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NONE.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 2004
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Date


/s/ Ernest Armstrong
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Ernest Armstrong, owner of Gene Pharmaceuticals, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)